Filed by Genesis Unicorn Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Genesis Unicorn Capital Corp.

Commission File No. 001-41287

Environmental Solutions Group Holdings Limited Announces Financial Results for 2022

● Revenues increase 26% on the strength of waste treatment contracts with multinational corporate clients

Singapore & New York, NY, March 29, 2023 (GLOBE NEWSWIRE)— Environmental Solutions Group Holdings Limited (“ESGL”) today announced the filing of an amendment to the registration statement on Form F-4 (the “Registration Statement”) filed by ESGL Holdings Limited (“PubCo”) with the U.S. Securities and Exchange Commission (“SEC”), which includes the financial results of ESGL for the fiscal years ended December 31, 2022 and 2021. ESGL, through its operating entity in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”), is a sustainable waste solutions provider whose mission is to recycle industrial waste into circular products using innovative technologies and renewable energy.

On November 30, 2022, Genesis Unicorn Capital Corp. (the “Company”), a special purpose acquisition company (NASDAQ: GENQ), announced that it had signed a definitive merger agreement with ESGL. In connection with the proposed transaction, PubCo has publicly filed the Registration Statement, which Registration Statement also includes a proxy statement of the Company.

Financial Highlights for the Fiscal Year Ended December 31, 2022 for ESGL

●	Total revenues increased by 26.1% year over year to approximately $5.0 million for FY 2022
●	Revenue from sales of circular products totaled approximately $2.7 million for FY 2022, a year-over-year decrease of 2.2%, while revenue from waste treatment services reached approximately $2.2 million for FY 2022, a year-over-year increase of 95.1%
●	Gross margin was 64.3% for FY 2022 compared to 66.8% for FY 2021
●	Net loss was approximately $2.4 million for FY 2022 compared to a net loss of approximately $0.7 million for FY 2021
●	Non-GAAP adjusted EBITDA[i] was approximately $1.0 million for FY 2022 compared to approximately $1.5 million for FY 2021

i Adjusted EBITDA excludes non-recurring expense of $813,701 in FY 2022.

“ESGL is a pioneer in terms of anchoring its waste treatment business around the core concepts of circularity and sustainability. Leveraging on the Singapore government’s push towards net zero emissions by 2050, we believe ESGL is well-poised to ride the wave of the country’s push towards its sustainability and carbon reduction targets. We look forward to working with the ESGL team in achieving their aim of becoming a market leader in the circularity and sustainability space in Singapore and the larger Southeast Asian markets,” commented Mr. Samuel Lui, President, and CFO of Genesis Unicorn Capital Corp.

As a result of ESGL’s activities in 2022, the company was able to help Singapore to:

●	convert 81,000 Kgs of waste plastics into circular products such as pyrolysis oil that otherwise would have been incinerated in municipal waste incinerators; and
●	sustainably treat 16,500 tons of hazardous sludge, ash, and wastewater to render it safe and create valuable green raw materials.

“Singapore urgently needs to increase waste treatment capacity with sustainable waste processing technology as our country is significantly underserved in treating its industrial output of hazardous waste. In addition, the recycling rates for waste plastics and ash and sludge both remain in the single digits. This creates a huge market opportunity for ESA’s circular solutions, and we have now established ourselves as a reliable partner for some of the most forward-looking companies operating in Singapore, as reflected in the growing contribution of service fees to our revenue mix last year. Furthermore, we have already begun expanding our treatment capacity from the current 31K tons to an expected future capacity of 195K tons by 2025ii,” stated Mr. Quek Leng Chuang, Founder, CEO, and Chairman of the Board of ESGL.

“Looking beyond Singapore, the broader ASEAN market is increasingly facing a growing environmental crisis resulting from untreated plastic and industrial hazardous waste. We look forward to partnering with our current multinational corporate clients to bring our waste treatment solutions and capacities into other parts of the ASEAN countries where they operate under increasingly stringent supply-chain environmental, social and governance (“ESG”) mandates.”

ESGL’s management team has amassed approximately 100 years of relevant experience in waste management, the chemical supply chain and general management, including but not limited to corporate and financial management and services.

Financial Outlook for the Fiscal Year 2023 of ESGL

Based on the current contract backlog, ESGL expects total revenues and adjusted non-GAAP EBITDAiii for the fiscal year ending December 31, 2023 to reach approximately $10.95 million and $2.90 million, respectively.

This outlook reflects the current and preliminary views of ESGL on the market and operational conditions and is subject to various changes and uncertainties. As of February 17, 2023, ESGL has $9.4 million in signed contract valueiv to be delivered in FY 2023, i.e., approximately 85% of the FY 2023 revenue forecast.

ii Expected full capacity build to 195K tons is contingent upon an investment in capital expenditure of $10m.

iii Adjusted non-GAAP EBITDA excludes non-recurring IPO expense.

iv Signed contract value is derived from customer forecasts.

Use of Non-GAAP Financial Measures of ESGL

ESGL has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP adjusted EBITDA. ESGL uses these non-GAAP financial measures internally in analyzing its financial results and for financial and operational decision-making purposes. ESGL believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of ESGL prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of ESGL. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

The definition of the non-GAAP financial measure of ESGL included in this press release is presented below.

Non-GAAP Adjusted EBITDA

ESGL defines non-GAAP adjusted EBITDA as net income/(loss) before income tax benefits/(expenses), depreciation and amortization expenses, interest expenses, and adjusted to exclude the non-recurring expenses related to its going public transaction.

About Genesis Unicorn Capital Corp.

Genesis Unicorn Capital Corp. is a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On February 17, 2022, the Company consummated its initial public offering (the “IPO”) of 8,625,000 units (including an additional 1,125,000 units pursuant to the exercise in full of the underwriters’ over-allotment option) at $10.00 per unit. Each unit consists of one share of Class A common stock and one warrant entitling the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share. The aggregate gross proceeds of the IPO, including the over-allotment, were $86,250,000, prior to deducting underwriting discounts, commissions, and other offering expenses. EF Hutton, division of Benchmark Investments LLC, served as the sole book-running manager of the IPO. For more information, please visit www.genesisunicorn.com for Company filings.

About Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited (“ESGL”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. ESGL conducts all of its operations through its operating entity incorporated in Singapore, ESA. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical, processing and electroplating companies. ESA currently has two revenue streams, including 1) waste services income which is primarily comprised of fees it charges its customers for waste collection and disposal services, and 2) the sales and trading of ESA’s circular products made from recycled waste, which ESA believes makes it a unique and environmentally friendly offering in the marketplace.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may be considered contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding the proposed transactions (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) among the Company, PubCo, ESGH Merger Sub Corp. and ESGL, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company and ESGL managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others; (3) the inability to complete the Merger, including due to the failure to obtain approval of the Company’s stockholders or to satisfy conditions to closing in the Merger Agreement; (4) the failure to obtain financing to fund the combined company’s operations and growth following the closing of the Merger; (5) the amount of redemption requests made by the Company’s stockholders; (6) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws; (7) the ability to meet Nasdaq listing standards following the consummation of the Merger; (8) the risk that the Merger disrupts current plans and operations of ESGL as a result of the announcement and consummation of the Merger; (9) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with third parties and partners and retain its management and key employees; (10) costs related to the Merger; (11) changes in applicable laws or regulations; (12) the possibility that ESGL or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (13) the availability of capital and ESGL estimates of expenses; (14) changes in the assumptions underlying ESGL’s expectations regarding its future business or business model; and (15) and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, and other documents filed or to be filed from time to time with the SEC by the Company.

A further list and description of risks and uncertainties can be found in the Form 10-K and in the Registration Statement that has been filed with the SEC by PubCo in connection with the proposed transaction and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company, ESGL, and PubCo and speaks only as of the date on which it is made. The Company, ESGL and PubCo undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Important Information about the Transaction and Where to Find It

In connection with the proposed transactions described herein, PubCo has filed the Registration Statement, which Registration Statement also includes a proxy statement of the Company. Promptly after the Registration Statement is declared effective, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY OR PUBCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ESGL, PUBCO AND THE PROPOSED TRANSACTION. The Registration Statement, definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Genesis Unicorn Capital Corp., 281 Witherspoon Street, Suite 120, Princeton, New Jersey.

Participants in the Solicitation

The Company, ESGL and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of the Company’s common stock in respect of the proposed transaction described herein. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the final prospectus dated February 14, 2022 relating to the IPO, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The following financial statements are derived from the audited financial statements of ESGL for the years ended December 31, 2022 and 2021 contained in the Registration Statement filed by PubCo with the SEC on March 27, 2023.

Environmental Solutions Group Holdings Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial Years ended December 31, 2022 and 2021

	2022	2021
	US$	US$

Revenue	4,992,034	3,958,367

Other income	396,373	453,054

Cost of inventory	(1,093,194)	(896,586)

Logistics costs	(689,762)	(419,543)

Depreciation of property, plant and equipment	(1,661,403)	(1,526,433)
Amortization of intangible assets	(638,849)	(331,268)

Employee benefits expense	(933,124)	(812,679)

Finance expense	(246,359)	(250,819)

Other operating expenses	(2,509,528)	(799,677)

Loss before income tax	(2,383,812)	(625,584)

Income tax expense	(8,000)	(43,000)

Net loss	(2,391,812)	(668,584)

Other comprehensive income/(loss):

Items that will not be reclassified subsequently to profit or loss:

Net surplus on revaluation of leasehold land and buildings	8,016,869	760,440

Items that may be reclassified subsequently to profit or loss:

Exchange difference on revaluation of leasehold land and buildings	52,737	(226,917)

Total comprehensive income/(loss)	5,677,794	(135,061)

Environmental Solutions Group Holdings Limited

Consolidated Statement of Financial Position As of December 31, 2022 and 2021

	2022	2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	252,399	137,014
Trade and other receivables	815,128	489,984
Inventories	221,151	599,757
	1,288,678	1,226,755

Non-current assets
Property, plant and equipment, net	22,493,283	14,288,591
Intangible assets, net	1,845,912	1,473,568
	24,339,195	15,762,159

Total assets	25,627,873	16,988,914

LIABILITIES
Current liabilities
Trade and other payables	4,285,345	2,490,367
Lease liabilities	185,764	193,280
Borrowings	5,427,538	6,711,185
	9,898,647	9,394,832

Non-current liabilities
Lease liabilities	2,071,571	957,484
Borrowings (non-current)	371,103	635,840
Deferred tax liabilities	163,000	155,000
	2,605,674	1,748,324

Total liabilities	12,504,321	11,143,156

Net assets	13,123,552	5,845,758

EQUITY
Share Capital	10,000	10,000
Accumulated losses	(5,006,590)	(2,614,778)
Other reserves	3,422,799	1,822,799
Exchange Reserves	(460,481)	(513,218)
Revaluation Surplus	15,157,824	7,140,955
Total equity	13,123,552	5,845,758

Environmental Solutions Group Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2022 and 2021

	December 31	December 31
	2022	2021
	US$	US$
Cash flows from operating activities
Loss before income tax	(2,383,812)	(625,584)

Adjustments for:
- Impairment loss on receivable	44,271	-
- Depreciation of property, plant and equipment	1,661,403	1,526,433
- Amortisation of intangible assets	638,849	331,268
- Interest income	(4)	(76)
- Interest expense	246,359	250,819
- Gain on disposal of property, plant and equipment	(26,586)	-
- Foreign exchange adjustment	3,331	351,609
	183,811	1,834,469
Changes in working capital:
- Trade and other receivables	(384,221)	(17,378)
- Inventories	378,606	(261,093)
- Trade and other payables	1,791,714	936,710
Net cash generated from operating activities	1,969,910	2,492,708

Cash flows from investing activities
Purchase of property, plant and equipment	(502,677)	(678,978)
Proceeds from disposal of property, plant and equipment	29,592	-
Additions to intangible assets	(1,011,193)	(956,259)
Interest received	4	76
Net cash used in investing activities	(1,484,274)	(1,635,161)

Cash flows from financing activities
Repayment of bank borrowings	(1,537,495)	(808,467)
Shares issuance	1,600,000	314,338
Repayments of lease liabilities	(186,397)	(208,351)
Interest paid	(246,359)	(250,819)
Net cash used in financing activities	(370,251)	(953,299)

Net increase/(decrease) in cash and bank balances	115,385	(95,752)

Cash and cash equivalents
Beginning of the financial year	137,014	232,766
End of the financial year	252,399	137,014

Environmental Solutions Group Holdings Limited

GAAP and Non-GAAP EBITDA Reconciliation for the Financial Years ended December 31, 2022 and 2021

	2022	2021
	US$	US$
Loss before income tax	(2,383,812)	(625,584)
Finance expense	246,359	250,819
Depreciation of property, plant and equipment	1,661,403	1,526,433
Amortization of intangible assets	638,849	331,268
EBITDA	162,799	1,482,936
Non-recurring expenses[v]	813,701	-
EBITDA (adjusted for non-recurring expenses)	976,500	1,482,936

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law

Chief Sustainability and Growth Officer

Environmental Solutions Group Holdings Limited

(65) 6653 2299

lawrence.law@env-solutions.com

Genesis Unicorn Capital Corp. Contact:

Samuel Lui

President & CFO

(609) 466-0792

Samuel.lui@genesisunicorn.com

v Non-recurring expenses mainly due to expenses incurred for the SPAC merger transaction and they are not expected to repeat for at least the next two years.